UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.5)

                         Amarillo Mesquite Grill, Inc.
                              (Name of Issuer)

                        Common Stock, $.01 par value
                       (Title of Class of Securities)

                                 023014 10 3
                               (CUSIP Number)

                              December 31, 1999
             Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___ Rule 13d-1(b)
___ Rule 13d-1(c)
 X  Rule 13d-1(d)



                               Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No. 023014 10 3                                       Page 2 of 5 Pages

1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Starwood Investments, L.P. 48-1141853

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  /   /
    (b)  / X /

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OR ORGANIZATION

    United States
                                   5) SOLE VOTING POWER
                                      1,994,021(includes vested
                                      options to purchase 250,000
                                      shares)

    NUMBER OF                      6) SHARED VOTING POWER
    SHARES                            0
    BENEFICIALLY
    OWNED BY EACH                  7) SOLE DISPOSITIVE POWER
    REPORTING                         1,994,021
    PERSON WITH
                                   8) SHARED DISPOSITIVE POWER
                                      0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,994,021 (includes vested options to purchase 250,000 shares)

10) CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES
    /   /

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.3%

12) TYPE OF REPORTING PERSON

    IN

                                                                Schedule 13G
                                                                Page 3 of 5

Item 1.

(a)  Name of Issuer:
     Amarillo Mesquite Grill, Inc.

(b)  Address of Issuer's Principal Executive Offices:
     302 N. Rock Road, Suite 200
     Wichita, KS  67206

Item 2.

(a)  Name of Person Filing:
     Starwood Investments, L.P.

(b)  Address of Principal Business Office or, if none, Residence:
     P.O. Box 8904
     Wichita, KS  67208-0904

(c)  Citizenship:
     United States of America

(d)  Title of Class of Securities:
     Common Stock, $0.01 Par Value

(e)  CUSIP Number:
     023014 10 3

Item 3. If this Statement Is Filed Pursuant to 240.13d-1(b), or 240.13d-1(b) or (c), Check Whether the Person Filing Is a

(a)  [  ]  Broker or Dealer registered under Section 15 of the Act (15
           U.S.C. 780).
(b)  [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)  [  ]  Insurance Company as defined in section 3(a)(19) of the Act (15
           U.S.C. 78c)
(d)  [  ]  Investment Company registered under section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [  ]  An Investment Adviser in accordance with 240.13d-
           1(b)(1)(ii)(E).
(f)  [  ]  An Employee Benefit Plan, or Endowment Fund in accordance with
           240.13d-1(b)(1)(ii)(F).
(g)  [  ]  A Parent Holding Company or control person, in accordance with
           240.13d-1(b)(ii)(G).

                                                                Schedule 13G
                                                                Page 4 of 5

(h)  [  ]  A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813).
(i)  [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  [  ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership:

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1.

(a)      Amount Beneficially Owned:
         1,994,021 shares (includes vested options to purchase 250,000 shares)

(b)      Percent of Class:
         23.3%

(c)      Number of shares to which such person has:

         (i) sole power to vote or to direct the vote: 1,994,021

         (ii) shared power to vote or to direct the vote: 0

         (iii) sole power to dispose or to direct the disposition of:
               1,994,021

         (iv) shared power to dispose or to direct the disposition of:
              0

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
         Not Applicable

                                                                Schedule 13G
                                                                Page 5 of 5

Item 8.  Identification and Classification of Members of the Group:
         Not Applicable

Item 9.  Notice of Dissolution of Group:  Not Applicable

Item 10.  Certification: Not Applicable


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 1, 2000
Date

/s/Robert A. Geist
Signature

Starwood Investments, L.P. by Robert A.
Name
      Geist as Trustee of the Robert A. Geist Revocable
      Trust dated October 13, 1993; and as a General
      Partner and Manager of Starwood Investments,
      L.P., a Kansas Limited Partnership.